SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

8th July 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 8th July 2008
                   re:  Director Declaration

Secretary's Department 25 Gresham Street London EC2V 7HN	Direct line: 020-7356 2108 Network: 7-400 2108 Switchboard: 020-7626 1500 Facsimile: 020-7356 1038 Network Fax: 7-400 1038 email: mike.hatcher@lloydstsb.co.uk

The
London
 Stock Exchange

RNS
10 Paternoster Square
London
 EC4M 7LS

8th
 July, 2008

Dear Sirs

Lloyds TSB Group plc and Lloyds TSB Bank plc
Notification of change in director's details

We
hereby
 notify you that
Sir David Manning, a director of both Lloyds TSB Group plc and Lloyds TSB Bank plc, is
a director of
BG
Group
plc.

This notification is
 made to comply with LR 9.6.14
of the
UK Listing Authority's listing rules.

Yours faithfully

M.R. Hatcher
Deputy
Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                     LLOYDS TSB GROUP plc
                                                                                                                                        (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     8th July 2008